Commission File Number 001-31914

Exhibit 99.1.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2013 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2013 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	Of the eleven Directors of the Company, nine attended the Board Meeting. Chairman and Executive Director Mr. Yang Mingsheng, Executive Directors Mr. Wan Feng, Mr. Lin Dairen, Non-executive Directors Mr. Miao Jianmin, Mr. Zhang Xiangxian and Independent Non- executive Directors Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr Tang Jianbang attended the meeting. Executive Director Ms. Liu Yingqi and Non-executive Director Mr. Wang Sidong could not attend the meeting due to other business, and gave written authorization to Executive Director Mr. Lin Dairen and Executive Director Mr. Wan Feng to act as proxy to attend and vote at the meeting, respectively.

Commission File Number 001-31914

1.3	The Company’s 2013 first quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2013 first quarter report are true and complete.

2.	Basic Information of the Company

2.1	Major accounting data and financial indicators

(Currency: RMB)

	As at 31 March 2013	As at 31 December 2012	Increase/(decrease) compared to 31 December 2012
Total assets (million)	1,938,010	1,898,916	2.1%
Total equity holders’ equity (million)	231,877	221,085	4.9%
Equity holders’ equity per share (RMB per share)	8.20	7.82	4.9%

	For the three months ended 31 March 2013		Increase/(decrease) compared to the same period of 2012
Net cash flows from operating activities (million)	18,877		-40.0%
Net cash flows from operating activities per share (RMB per share)	0.67		-40.0%
	For the Reporting Period (from January to March)	For the same period of 2012 (from January to March)	Increase/(decrease) compared to the same period of 2012 (from January to March)
Net profit attributable to equity holders of the Company (million)	10,077	5,625	79.1%
Basic earnings per share (RMB per share)	0.36	0.20	79.1%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.36	0.20	79.3%
Diluted earnings per share (RMB per share)	0.36	0.20	79.1%
Weighted average ROE (%)	4.45	2.84	An increase of 1.61 percentage points
Weighted average ROE after deducting non-recurring items (%)	4.45	2.84	An increase of 1.61 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

Commission File Number 001-31914

As at 31 March 2013, investment assets of the Company were RMB1,815,817 million. For the three months ended 31 March 2013, the net investment yield was 4.25% (net investment income including interest income from debt securities and bank deposits, dividends from equity securities, and interest income from policy loans and debt plan investments), the gross investment yield was 5.82% (the gross investment yield ={[(Investment income – share of results of associates + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/90}×365), the surrender rate was 1.36%, and premiums earned was RMB110,068 million, a decrease of 2.4%.

Deducting Non-recurring Items and Amount

Non-recurring items	RMB million For the three months ended 31 March 2013
Gains on disposal of non-current assets	5
Government subsidies included in current gains/(losses)	1
Net non-operating income and expenses other than those mentioned above	(14)
Effect of income tax	2
Attributable to non-controlling interest	—
Total	(6)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914

2.2	Total number of shareholders and the top ten shareholders not subject to selling restrictions as at the end of the Reporting Period

Unit: Share

The total number of shareholders as at the end of the Reporting Period	Number of A share holders: 223,881
	Number of H share holders: 35,460
Particulars of the top ten shareholders of listed shares not subject to selling restrictions
Name of shareholders (Full name)	Number of listed shares not subject to selling restrictions held as at the end of the Reporting Period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC Nominees Limited	7,281,384,916	H shares
State Development & Investment Corporation	35,685,900	A shares
National Social Security Fund-Portfolio 103	33,799,460	A shares
China Construction Bank – Bosera Theme Industry Stock Securities Investment Fund	33,730,393	A shares
China Construction Bank – Great Wall Brand Merit-choosed Equity Fund	20,968,306	A shares
New China Life Insurance Company Ltd. – Participating – Participating Products of Group Life Insurance – 018L – FH001 Hu	20,458,146	A shares
China National Nuclear Corporation	20,000,000	A shares
National Social Security Fund-Portfolio 110	18,701,036	A shares
China International Television Corporation	18,452,300	A shares

Commission File Number 001-31914

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

            ✓     Applicable             Not applicable

(1)	Changes in key financial indicators and their reasons

RMB million

Key financial indicators	As at 31 March 2013	As at 31 December 2012	Increase/ (decrease)	Main reasons
Total assets	1,938,010	1,898,916	2.1%	Accumulation of insurance business assets
Total liabilities	1,704,050	1,675,815	1.7%	Increase in insurance reserves
Total equity holders’ equity	231,877	221,085	4.9%	The influence of the net profit during the Reporting Period

RMB million

Key financial indicators	For the three months ended 31 March 2013	For the three months ended 31 March 2012	Increase/ (decrease)	Main reasons
Operating profit	12,802	6,871	86.3%	Increase in investment yield and decrease in impairment losses
Net profit attributable to equity holders of the Company	10,077	5,625	79.1%	Increase in investment yield and decrease in impairment losses

Commission File Number 001-31914

(2) Material changes in major accounting items and their reasons

RMB million

Key financial indicators	As at 31 March 2013	As at 31 December 2012	Increase/ (decrease)	Main reasons
Securities sold under agreements to repurchase	45,000	68,499	-34.3%	The needs for liquidity management
Claims payable	24,702	16,890	46.3%	Increase in maturity benefits payable
				RMB million
Key financial indicators	For the three months ended 31 March 2013	For the three months ended 31 March 2012	Increase/ (decrease)	Main reasons
Investment income	26,094	19,016	37.2%	The Company adopted a more initiative investment approach in light of market conditions and increased the allocation in fixed-income investment assets
Surrenders	20,088	9,916	102.6%	Increase in surrenders of some products sold through bancassurance channel resulting from the impact of various wealth management products offered by banks
Claims expense	43,862	31,167	40.7%	Intensive payment for maturity benefits for some products
Increase in insurance contracts reserve	39,763	60,489	-34.3%	Release of insurance reserves resulting from the surrender by policyholders and the maturity of insurance products
Policyholder dividends	6,368	1,433	344.4%	Increase in investment yields for participating products
Impairment losses	847	7,686	-89.0%	Decrease in equity securities which meet the conditions for recognizing impairment losses resulting from the fluctuation in the capital markets

Commission File Number 001-31914

3.2	Explanation and analysis of significant events and their impacts and solutions

Applicable                 ✓    Not applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

✓    Applicable                 Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

At present, the Company’s Shenzhen Branch and the co-owner and the original owner of the properties have reached an agreement that the ownership of the properties of each party will be determined by legal proceeding and the parties intend to bring the legal proceedings in the near future. CLIC will bear the costs incurred in accordance with its undertakings.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

Applicable                 ✓    Not applicable

Commission File Number 001-31914

3.5	The implementation of cash dividend policy during the Reporting Period

Applicable                 ✓     Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng, Mr Lin Dairen,
Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr Wang Sidong
Independent non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr Tang Jianbang

Hong Kong,

25 April 2013

Commission File Number 001-31914

4.	Appendix

4.1 Balance sheet as at 31 March 2013 (unaudited)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2013	2012	2013	2012
ASSETS	Group	Group	Company	Company
Assets
Cash fund	65,304	69,434	64,711	68,637
Held-for-trading financial assets	41,847	34,018	41,737	33,970
Securities purchased under agreements to resell	9,156	894	9,126	844
Interest receivables	29,061	28,926	28,950	28,837
Premiums receivables	16,424	8,738	16,424	8,738
Receivables from reinsurers	24	35	24	35
Unearned premium reserves receivable from reinsurers	131	101	131	101
Claim reserves receivable from reinsurers	51	54	51	54
Reserves for life insurance receivables from reinsurers	15	13	15	13
Reserves for long-term health insurance receivables from reinsurers	748	745	748	745
Policy loans	41,086	39,893	41,086	39,893
Debt plan investments	43,544	40,526	43,354	40,336
Other receivables	15,328	9,547	15,089	9,379
Term deposits	646,970	641,080	645,670	639,780
Available-for-sale financial assets	489,661	506,416	487,405	504,341
Held-to-maturity investments	472,096	452,389	471,541	451,838
Long-term equity investments	29,773	28,991	33,638	32,856
Statutory deposits	6,153	6,153	5,653	5,653
Constructions in progress	5,189	5,126	5,189	5,126
Fixed assets	16,503	16,865	15,976	16,329
Intangible assets	6,464	6,498	6,407	6,439
Other assets	2,447	2,439	2,435	2,424
Separate account assets	35	35	35	35

Total Assets	1,938,010	1,898,916	1,935,395	1,896,403

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.1	Balance sheet as at 31 March 2013 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2013	2012	2013	2012
LIABILITIES AND EQUITY	Group	Group	Company	Company
Liabilities
Securities sold under agreements to repurchase	45,000	68,499	45,000	68,499
Premiums received in advance	1,707	2,576	1,707	2,576
Brokerage and commission payable	2,245	2,459	2,245	2,459
Reinsurance payable	101	70	101	70
Salary and welfare payable	3,856	4,876	3,506	4,473
Taxes payable	493	425	427	387
Claims payable	24,702	16,890	24,702	16,890
Policyholder dividends payable	47,432	44,240	47,432	44,240
Other payable	2,377	2,713	2,340	2,656
Policyholder deposits	64,802	66,604	64,802	66,604
Unearned premium reserves	7,652	5,955	7,652	5,955
Claim reserves	2,951	3,078	2,951	3,078
Reserves for life insurance	1,398,659	1,359,894	1,398,659	1,359,894
Reserves for long-term health insurance	16,736	15,610	16,736	15,610
Bonds payable	67,982	67,981	67,982	67,981
Deferred tax liabilities	10,140	7,834	10,228	7,922
Other liabilities	7,180	6,076	7,180	6,076
Separate account liabilities	35	35	35	35

Total liabilities	1,704,050	1,675,815	1,703,685	1,675,405

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	59,966	59,251	59,948	59,242
Surplus reserve	37,221	37,221	37,173	37,173
General reserve	15,959	15,959	15,959	15,959
Retained earnings	90,469	80,392	90,365	80,359
Exchange differences from translating foreign currency financial statement	(3)	(3)	—	—

Attributable to equity holders of the Company	231,877	221,085	231,710	220,998

Non-controlling interests	2,083	2,016	—	—

Total equity	233,960	223,101	231,710	220,998

Total liabilities and equity	1,938,010	1,898,916	1,935,395	1,896,403

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.2	Income statement for the first quarter of 2013 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended		For the three months ended
		31 March		31 March
		2013	2012	2013	2012
		Group	Group	Company	Company
1.	Operating income	138,250	131,925	138,061	131,784
	Premiums earned	110,068	112,737	110,068	112,737
	Premium income	111,912	113,752	111,912	113,752
	Including: reinsurance premium income	2	—	2	—
	Less: Premiums ceded to reinsurers	(177)	(100)	(177)	(100)
	Unearned premium reserves	(1,667)	(915)	(1,667)	(915)
	Investment income	26,094	19,016	26,033	18,959
	Including: share of results of associates	606	539	606	539
	Fair value gains/(losses)	1,295	(433)	1,291	(430)
	Foreign exchange gains/(losses)	(37)	(24)	(37)	(24)
	Other operating income	830	629	706	542
2.	Operating expenses	(125,448)	(125,054)	(125,451)	(125,050)
	Surrenders	(20,088)	(9,916)	(20,088)	(9,916)
	Claims expense	(43,862)	(31,167)	(43,862)	(31,167)
	Less: claims recoverable from reinsurers	45	28	45	28
	Increase in insurance contracts reserve	(39,763)	(60,489)	(39,763)	(60,489)
	Less: insurance reserves recoverable from reinsurers	2	(7)	2	(7)
	Policyholder dividends	(6,368)	(1,433)	(6,368)	(1,433)
	Business tax and surcharges	(331)	(339)	(311)	(324)
	Underwriting and policy acquisition costs	(6,954)	(7,840)	(6,954)	(7,840)
	Administrative expenses	(5,409)	(4,897)	(5,233)	(4,726)
	Less: expenses recoverable from reinsurers	56	44	56	44
	Other operating expenses	(1,929)	(1,352)	(2,128)	(1,534)
	Impairment losses	(847)	(7,686)	(847)	(7,686)

3.	Operating profit	12,802	6,871	12,610	6,734

	Add: Non-operating income	12	15	11	15
	Less: Non-operating expenses	(20)	(14)	(20)	(14)

4.	Net profit before income tax	12,794	6,872	12,601	6,735

	Less: Income tax expenses	(2,650)	(1,194)	(2,595)	(1,148)

5.	Net profit	10,144	5,678	10,006	5,587

6.	Attributable to:
	– equity holders of the Company	10,077	5,625
	– non-controlling interests	67	53
7.	Earnings per share
	Basic earnings per share	RMB0.36	RMB0.20
	Diluted earnings per share	RMB0.36	RMB0.20
8.	Other Comprehensive income	715	7,671	706	7,657

9.	Total Comprehensive income	10,859	13,349	10,712	13,244

	Attributable to equity holders of the Company	10,792	13,295
	Attributable to non-controlling interests	67	54

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the first quarter of 2013 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended		For the three months ended
		31 March		31 March
		2013	2012	2013	2012
		Group	Group	Company	Company
1.	Cash flows from operating activities
	Premiums received	103,357	105,422	103,357	105,422
	Cash received from other operating activities	704	790	577	494

	Sub-total of cash inflows from operating activities	104,061	106,212	103,934	105,916

	Cash paid for claims	(56,138)	(36,635)	(56,138)	(36,635)
	Net cash paid for reinsurance business	(34)	(8)	(34)	(8)
	Net decrease in policyholder deposits	(1,790)	(3,120)	(1,790)	(3,120)
	Cash paid for brokerage and commission fees	(7,169)	(7,479)	(7,169)	(7,479)
	Cash paid for policyholder dividends	(2,543)	(2,751)	(2,543)	(2,751)
	Cash paid to and for employees	(3,345)	(3,020)	(3,179)	(2,891)
	Net cash paid for held-for-trading financial assets	(6,420)	(15,676)	(6,383)	(15,605)
	Cash paid for taxes and surcharges	(3,055)	(2,145)	(2,989)	(2,089)
	Cash paid for other operating activities	(4,690)	(3,933)	(4,771)	(3,965)

	Sub-total of cash outflows from operating activities	(85,184)	(74,767)	(84,996)	(74,543)

	Net cash flows from operating activities	18,877	31,445	18,938	31,373

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3 Cash flow statement for the first quarter of 2013 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2013 Group	2012 Group	2013 Company	2012 Company
2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	112,704	62,859	112,288	62,311
	Cash received from investment income	18,506	14,958	18,477	14,902
	Net cash received from disposals of fixed assets, intangible assets and other long- term assets	29	3	29	3
	Net cash received from securities purchased under agreements to resell	—	257	—	151

	Sub-total of cash inflows from investing activities	131,239	78,077	130,794	77,367

	Cash paid for investments	(120,686)	(89,342)	(120,085)	(88,824)
	Net increase in policy loans	(1,194)	(1,066)	(1,194)	(1,066)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(497)	(258)	(489)	(258)
	Net cash paid for securities purchased under agreements to resell	(8,261)	—	(8,282)	—

	Sub-total of cash outflows from investing activities	(130,638)	(90,666)	(130,050)	(90,148)

	Net cash flows from investing activities	601	(12,589)	744	(12,781)

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the first quarter of 2013 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2013 Group	2012 Group	2013 Company	2012 Company
3.	Cash flows from financing activities

	Sub-total of cash inflows from financing activities	—	—	—	—

	Net cash paid for securities sold under agreements to repurchase	(23,607)	(7,218)	(23,607)	(7,218)

	Sub-total of cash outflows from financing activities	(23,607)	(7,218)	(23,607)	(7,218)

	Net cash flows from financing activities	(23,607)	(7,218)	(23,607)	(7,218)

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	(1)	(16)	(1)	(16)

5.	Net increase/(decrease) in cash and cash equivalents	(4,130)	11,622	(3,926)	11,358

	Add: Opening balance of cash and cash equivalents	69,452	55,985	68,655	55,585

6.	Closing balance of cash and cash equivalents	65,322	67,607	64,729	66,943

Yang Mingsheng	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department